SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                               TRO Learning, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   87263R 109
     -----------------------------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with the statement [  ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following page(s))


                                Page 1 of 7 Pages

                                  SCHEDULE 13G

---------------------------------                -------------------------------
CUSIP No.  87263R 109                            Page   2   of   7     Pages
          -----------------------                    -------   -------

------------- ------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Cherry Tree Ventures III, a limited partnership
              FIN:  41-1585020
------------- ------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (A) X
                                                                    (B) [ ]

------------- ------------------------------------------------------------------
3             SEC USE ONLY

------------- ------------------------------------------------------------------
4             CITIZENSHIP OR PLACE OF ORGANIZATION

              Minnesota
------------------------- --------- --------------------------------------------
       NUMBER OF          5         SOLE VOTING POWER
         SHARES                     668,360
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH
                          --------- --------------------------------------------
                          6         SHARED VOTING POWER
                                    0
                          --------- --------------------------------------------
                          7         SOLE DISPOSITIVE POWER
                                    668,360
                          --------- --------------------------------------------
                          8         SHARED DISPOSITIVE POWER
                                    0
------------- ------------------------------------------------------------------
9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              668,360
------------- ------------------------------------------------------------------
10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                                 [  ]

------------- ------------------------------------------------------------------
11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              10.4%
------------- ------------------------------------------------------------------
12            TYPE OF REPORTING PERSON*
              PN
------------- ------------------------------------------------------------------

---------------------------------       ----------------------------------------
CUSIP No.  87263R 109                       Page    3       of       7    Pages
          -----------------------                ----------    ----------

------------- ------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Gordon F. Stofer
              SS#:  ###-##-####
------------- ------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (A) X
                                                                     (B) [  ]

------------- ------------------------------------------------------------------
3             SEC USE ONLY

------------- ------------------------------------------------------------------
4             CITIZENSHIP OR PLACE OF ORGANIZATION
              Minnesota
------------------------- --------- --------------------------------------------
       NUMBER OF          5         SOLE VOTING POWER
         SHARES                     0
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH
                          --------- --------------------------------------------
                          6         SHARED VOTING POWER
                                    668,360
                          --------- --------------------------------------------
                          7         SOLE DISPOSITIVE POWER
                                    0
                          --------- --------------------------------------------
                          8         SHARED DISPOSITIVE POWER
                                    668,360
------------- ------------------------------------------------------------------
9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              668,360
------------- ------------------------------------------------------------------
10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                               [  ]

------------- ------------------------------------------------------------------
11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              10.4%
------------- ------------------------------------------------------------------
12            TYPE OF REPORTING PERSON*
              IN
------------- ------------------------------------------------------------------

---------------------------------             ----------------------------------
CUSIP No.   87263R 109                        Page   4    of    7      Pages
          -----------------------                 -------    -------

------------- ------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Tony J. Christianson
              SS#:  ###-##-####
------------- ------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) X
                                                                     (b) [  ]

------------- ------------------------------------------------------------------
3             SEC USE ONLY

------------- ------------------------------------------------------------------
4             CITIZENSHIP OR PLACE OF ORGANIZATION
              Minnesota
------------------------- --------- --------------------------------------------
       NUMBER OF          5         SOLE VOTING POWER
         SHARES                     0
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH
                          --------- --------------------------------------------
                          6         SHARED VOTING POWER
                                    668,360
                          --------- --------------------------------------------
                          7         SOLE DISPOSITIVE POWER
                                    0
                          --------- --------------------------------------------
                          8         SHARED DISPOSITIVE POWER
                                    668,360
------------- ------------------------------------------------------------------
9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              668,360
------------- ------------------------------------------------------------------
10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                                    [  ]

------------- ------------------------------------------------------------------
11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              10.4%
------------- ------------------------------------------------------------------
12            TYPE OF REPORTING PERSON*
              IN
------------- ------------------------------------------------------------------

                                                                   Page 5 of 7
Item 1(a)         Name of Issuer

                  TRO Learning, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  555 Poplar Creek Office Plaza
                  1721 Moon Lake Blvd.
                  Hoffman Estates, IL   60194

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of Cherry Tree Ventures III, a Limited Partnership and on behalf of Gordon F. Stofer and Tony J. Christianson who are Managing General Partners of Cherry Tree III, a Limited Partnership.

Item 2(b)         Address of Principal Business Office or, if none, Residence:

                  Centennial Lakes Office Park
                  7601 France Avenue S., Suite 225
                  Minneapolis, MN 55435

                  Each of Gordon F. Stofer and Tony J. Christianson has the above address.

Item 2(c)         Citizenship: Partnerships are organized in Minnesota.

                  Each of Gordon F. Stofer and Tony J. Christianson is a citizen of the United States.

Item 2(d)         Title of Class of Securities:

                  common stock

Items 2(e)        CUSIP Number:

                  87263R109

Item 3 If this Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(d), Check Whether the Person Filing is a:

                  Not Applicable.

                                                                 Page 6 of 7
Item 4            Ownership:

                  (a)      Amount Beneficially Owned:

                           See pages 2, 3 & 4 - Item 9

                           Mr. Stofer and Mr. Christianson are members of this group because of their positions as Managing General Partners of Cherry Tree Ventures III; voting and control is based on their role as Managing General Partners of CTV III and they disclaim beneficial ownership of those shares.

                  (b)      Percent of Class:

                           See pages 2, 3 & 4 - Item 11


                  (c)      Number of shares as to which such person has:

                           (i) sole power to vote or to direct the vote:

                                    see pages 2, 3 & 4, Items 5-8

                           (ii) shared power to vote or to direct the vote:

                                    see pages 2, 3 & 4, Items 5-8

                           (iii) sole power to dispose or to direct the
                                 disposition of:

                                    see pages 2, 3 & 4, Items 5-8

                           (iv) shared power to dispose or to direct the
                                disposition of:

                                    see pages 2, 3 & 4, Items 5-8

Item 5            Ownership of Five Percent or Less of a Class:

                  Not Applicable.

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                  Not Applicable.

Item 8            Identification and Classification of Members of the Group:

                  The Group is Cherry Tree Ventures III. Mr. Stofer and Mr. Christianson are members of this group because of their positions as Managing General Partners of CTV III: voting and control is based on their role as Managing General
                  Partners of CTV III and they disclaim beneficial ownership of those shares.

Item 9            Notice of Dissolution of Group:

                  Not Applicable.

Item 10           Certification:

                  Not Applicable.




                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: 1-28-99                                    CHERRY TREE VENTURES III,
                                                      A LIMITED PARTNERSHIP


By  /s/ Tony J. Christianson                      By  /s/ Tony J. Christianson
   Tony J. Christianson                               Tony J. Christianson
   Individual                                         Managing General Partner



By  /s/ Gordon F. Stofer                          By  /s/ Gordon F. Stofer
    Gordon F. Stofer                                  Gordon F. Stofer
    Individual                                        Managing General Partner